FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of January 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]       Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


                     Changes on the Supervisory Board of CEZ


In its meeting on January 26, 2006, the supervisory board of CEZ discussed the resignation of its chairman, Mr. Jiri Havel, dated December 20, 2006. His membership on the supervisory board has thus ended. Mr. Zdenek Hruby, previously vice-chairman of the supervisory board, was elected as the new chairman. For the period until the general meeting of CEZ convenes, Mr. Zdenek Trojan has been co-opted as new member of the supervisory board. Mr. Jiri Bis, already a supervisory board member, has newly been appointed vice-chairman.


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Mr. Zdenek Trojan (born in 1936) graduated from the Faculty of Engineering at the Czech Technical College CVUT (1959), became a candidate of the Academy of Sciences (CSc.) in 1974, and habilitated as lecturer ("doc.") in 1991. Since 1962, he has been working at the Faculty of Engineering at the CVUT (newly the Institute for Processing Technology). During 2004 - 2005, he was advisor to the minister for regional development; he is currently advisor to the prime minister.
Among others, Mr. Trojan was member of the Chamber of Deputies of the Czech Parliament (1992 - 1996) and member of the Municipal Assembly of the Capital City of Prague (1998 - 2002).

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            CEZ, a. s.

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                                                          (Registrant)

Date:  January 27, 2006
                                                  By: /s/ Libuse Latalova
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                                                          Libuse Latalova
                                                  Head of Finance Administration